Exhibit 11.1

IceCure Medical Ltd.

Insider Trading Policy

Effective January 12 , 2022

Amended March 26, 2025

I.	Introduction

This policy determines acceptable transactions in the securities of IceCure Medical Ltd. (the “Company”) by our employees, directors, consultants and other related persons. This policy arises from the Company’s status as a public company whose shares are traded on the Nasdaq Capital Market under the symbol “ICCM”. During the course of your employment, directorship or consultancy with the Company, you may receive important information that is not yet publicly available (“Inside Information”), about the Company or about other publicly-traded companies with which the Company has business dealings. Because of your access to this Inside Information, you may be in a position to profit financially by engaging in any transaction involving the Company's securities, or securities of another publicly-traded company, or to disclose such information to a third party who does so profit or which you may have reasonable belief to assume will use the Inside Information (a “Tippee”).

In addition, the Company itself must comply with securities laws applicable to its own securities trading activities, and must not engage in any transaction involving a purchase or sale of its securities, including any offer to purchase or offer to sell or otherwise dispose of its securities, when it is in possession of material nonpublic information concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company and the exceptions listed in Section III(c) of this policy to the extent applicable.

II.	Insider Trading Policy

A.	Securities Transactions

Use of Inside Information by someone for personal gain, or to pass on, or “tip,” the Inside Information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited. You can be held liable both for your own transactions and for transactions effected by a Tippee, or even a Tippee of a Tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided. The only exception is that transactions directly with the Company, e.g., option exercises for cash or purchases under a Trading Plan (as defined below), are permitted. However, the subsequent sale (including the sale of shares in a cashless exercise program) or other disposition of such shares is fully subject to these restrictions.

B.	Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess Inside Information. The key to determining whether nonpublic information you possess about a public company is Inside Information is whether dissemination of the information would likely affect the market price of the company’s shares or would likely be considered important, or “material,” by investors who are considering trading in that company’s shares. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. If you possess Inside Information, you may not trade in a company’s shares, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the Inside Information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting. “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions, for your own account or for others.

Although by no means an all-inclusive list, information about the following items may be considered to be Inside Information until it is publicly disseminated:

●	financial results or forecasts;

●	confirming or updating previous disclosures or analysts’ reports;

●	major product or technological developments;

●	results of pre-clinical studies and clinical trials of the Company’s product candidates;

●	major contract awards or cancellations;

●	M&A activity, including acquisitions or dispositions of assets or divisions;

●	pending public or private sales of debt or equity securities;

●	declaration of share splits, dividends or changes in dividend policy;

●	top management or control changes;

●	possible tender offers or proxy fights;

●	significant write-offs;

●	significant litigation or settlements;

●	impending bankruptcy;

●	gain or loss of a significant license agreement or other contracts with customers or suppliers;

●	pricing changes or discount policies;

●	cybersecurity risks and incidents;

●	corporate partner relationships or joint venture developments; and

●	governmental actions or regulations.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or U.S. Securities Exchange Commission filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of Inside Information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Friday.

III.	Trading by Directors, Officers and Other Employees

We require directors, officers and other employees to do more than refrain from insider trading. We require that they limit their transactions in the Company’s shares to defined time periods following public dissemination of quarterly (if applicable) interim and annual financial results and notify, and receive approval from, the Chief Financial Officer prior to engaging in transactions in the Company’s shares and observe other restrictions designed to minimize the risk of apparent or actual insider trading.

A.	Covered Insiders

The provisions outlined in this policy apply to all directors, officers and employees of the Company. Generally, any entities or family members of those individuals whose trading activities are controlled or influenced by any of such persons should be considered to be subject to the same restrictions.

B.	Window Period

Generally, except as set forth in this paragraphs B, C, and D of this policy, directors, officers and other employees may buy or sell securities of the Company only during a “Window Period” that opens after two full trading days have elapsed after the public dissemination of the Company’s annual, interim, quarterly (if applicable) financial results and closes on the last trading day two weeks before the end of the quarter. This Window Period may be closed early or may not open if, in the judgment of the Company’s Chief Financial Officer, there exists undisclosed information that would make trades by members of the Company’s directors, officers or employees inappropriate. It is important to note that the fact that the Window Period has closed early or has not opened should be considered Inside Information. A director, officer or other employee who believes that special circumstances require him or her to trade outside the Window Period should consult with the Company’s Chief Financial Officer. Permission to trade outside the Window Period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned.

C.	Exceptions to Window Period

1. Option/Warrant Exercises. Other than as provided in paragraph III.C.3 below, directors, officers and other employees may exercise options/warrants for cash granted under the Company’s equity incentive plans without restriction to any particular period in light of information then available to the public. However, the subsequent sale of the shares (including sales of shares in a cashless exercise) acquired upon the exercise of options/warrants is subject to all provisions of this policy.

2. 10b5-1 Automatic Trading Programs. Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides an affirmative defense from insider trading liability under the U.S. federal securities laws for transactions in the Company’s securities made pursuant to, and in compliance with, a written plan established by a director, officer or other employee that meets the requirements of Rule 10b5-1 (a “Trading Plan”) that meets each of the following requirements: (a) the Trading Plan is adopted by the insider during a Window Period and when the insider is not in possession of material non-public information; (b) the Trading Plan is followed by the insider; (c) the Trading Plan either (i) specifies the amount of securities to be sold and the date on which the securities are to be sold, (ii) includes a written formula or algorithm, or computer program, for determining the amount of securities to be sold and the price at which and the date on which the securities are to be purchased or sold, or (iii) does not permit the insider to exercise any subsequent influence over how, when, or whether to effect sales; provided, in addition, that any other person who, pursuant to the plan, does exercise such influence must not have been aware of the material non-public information when doing so; (d) the Trading Plan includes a representation from the insider adopting the plan that such insider (i) is not aware of any Inside Information about the Company or its securities and (ii) is adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act; (e) the Trading Plan provides that trading under it cannot begin until the later of (i) 90 days after the adoption of the Trading Plan or (ii) two business days following the disclosure of the Company’s financial results in a Report of Foreign Private Issuer on Form 6-K or Annual Report on Form 20-F (such period being referred to as the “cooling-off period”, but, in either case, not to exceed 120 days following the adoption of the Trading Plan, and provided that if the insider is not a director or officer of the Company, such cooling-off period shall be at least 30 days rather than the longer periods set forth above); (f) at the time it is adopted the Trading Plan conforms to all other requirements of Rule 10b5-1 then in effect; (g) the Trading Plan was reviewed by the Company prior to establishment, solely to confirm compliance with this policy and the securities laws; and (h) the Trading Plan allows for the cancellation of a transaction and/or suspension of such Trading Plan upon notice and request by the Company to the individual if any proposed trade (i) fails to comply with applicable laws (e.g., exceeding the number of shares that may be sold under Rule 144 under the U.S. Securities Act of 1933, as amended (“Rule 144”)) or (ii) would create material adverse consequences for the Company. The Company must be notified of the establishment of any such Trading Plan, any amendments to such Trading Plan and the termination of such Trading Plan.

3. Former Employees. Former employees of the Company who have left the Company and still own securities of the Company that have not been forfeited shall contact the Company’s Chief Financial Officer to discuss trading outside the Window Period on a case-by-case basis.

D.	Pre-Clearance and Advance Notice of Transactions

In addition to the requirements of paragraph B above, directors, officers and other employees that the Clearing Officer (as defined below) deems to have routine access to material non-public information may not engage in any transaction in the Company’s securities, including any purchase or sale in the open market, loan or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Company’s Chief Financial Officer (the “Clearing Officer”), at least two business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed. Pre-cleared transactions not completed within five business days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

Advance notice of gifts or an intent to exercise an outstanding share option shall be given to the Clearing Officer. To the extent possible, advance notice of upcoming transactions to be effected pursuant to an established Trading Plan under Section III.C.2 above shall also be given to the Clearing Officer.

E.	Prohibition of Speculative or Short-term Trading

No director, officer or other employee may engage in short sales, transactions in put or call options, hedging transactions, margin accounts or other inherently speculative transactions with respect to the Company’s shares at any time.

F.Control	Shares

Directors and officers should take care not to violate the restrictions on sales by control persons (under Rule 144) and should file any notices of sale required by Rule 144.

G.	Rule 144 and Section 16 Matters for Directors and Officers

Directors and officers of the Company must also comply with Rule 144, or another applicable exemption from registration. The practical effect of Rule 144 is that directors and officers who sell the Company’s securities may be required to comply with a number of requirements including holding period, volume limitation, manner of sale and U.S. Securities and Exchange Commission filing requirements. The Company may provide separate memoranda and other appropriate materials to its directors and officers regarding compliance with Rule 144. In addition, if the Company is no longer considered a “foreign private issuer”, the directors and officers who transact in Company securities have to report such transactions through the filing of Form 4s with the U.S. Securities and Exchange Commission. The Company will advise such persons if they are subject to the requirements of Form 4 and the reporting requirements of Section 16 of the Exchange Act.

IV.	Duration of Policy’s Applicability

This policy continues to apply to your transactions in the Company’s shares or the securities of other publicly traded companies engaged in business transactions with the Company even after your employment, directorship or consultancy with the Company has terminated. If you are in possession of Inside Information when your relationship with the Company concludes, you may not trade in the Company’s shares or the securities of any such other company until the information has been publicly disseminated or is no longer material.

V.	Penalties

Anyone who effects transactions in the Company’s securities or the securities of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of Inside Information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. An employee, director or consultant who has questions about this policy should contact his or her own attorney or our Chief Financial Officer, Ronen Tsimerman, at ronent@icecure-medical.com.

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Adopted/last amended:           MARCH 26 , 2025 Board meeting